# FALLBROOK CAPITAL SECURITIES CORP.


FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2017
AND REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Fallbrook Capital Securities Corp

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Fallbrook Capital Securities Corp. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Fallbrook Capital Securities Corp as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Fallbrook Capital Securities Corp's management. Our responsibility is to express an opinion on Fallbrook Capital Securities Corp's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fallbrook Capital Securities Corp in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 26, 2018

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

# FALLBROOK CAPITAL SECURITIES CORP.

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2017**

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 185,051 |
| Accounts receivable | | 163,946 |
| Securities owned, at fair value | | 22 |
| Prepaid expenses | | 29,858 |
| **Total assets** | **$** | **378,877** |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---:|
| **LIABILITIES:** | | |
| Accounts payable | $ | 88,709 |
| Commissions payable | | 99,000 |
| Total liabilities | | 187,709 |
| | | |
| **STOCKHOLDER'S EQUITY:** | | |
| Capital stock $100 par value, 100 shares authorized, | | |
| issued and outstanding | | 10,000 |
| Additional paid-in-capital | | 24,057 |
| Retained earnings | | 157,111 |
| Total stockholder's equity | | 191,168 |
| Total liabilities and stockholder's equity | $ | 378,877 |

The accompanying notes are an integral part of these financial statements

# FALLBROOK CAPITAL SECURITIES CORP.

## Notes to Financial Statements
## December 31, 2017

### 1. Organization and Nature of Business

Fallbrook Capital Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). In 2000, the Company reached an agreement with the NASD (now FINRA). The agreement was amended in March, 2007 to include additional services. The firm is approved to conduct business in private placements, limited partnerships, mutual funds, merger & acquisition activity and third party marketing of hedge funds.

The Company's main office is located in Calabasas, California and has twenty-four registered persons. The Company's Revenue is derived from (1) commissions generated on a best-efforts basis, from the sale of private placements of direct participation programs of tax incentive investments to corporate and institutional investors; and (2) from fees generated from mergers and acquisitions activities, also on a best-efforts basis.

### 2. Summary of Significant Accounting Policies

Basis of presentation

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company, with the consent of its sole stockholder, has elected to be taxed as an S Corporation under Subchapter S of the Internal Revenue Code that provides, in lieu of corporate income taxes, the stockholder separately accounts for his share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for corporate income taxes.

## 2. Summary of Significant Accounting Policies (continued)

Income taxes (continued)

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status. The company has evaluated its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and state jurisdictions.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue recognition

The Company recognizes revenue when fees are earned, normally upon satisfaction of obligations under contract, and management has determined the fees to be collectible. The Company is evaluating new revenue recognition standards for broker-dealers and will implement as required.

Subsequent Events

The Company evaluated subsequent events through February 26, 2018, the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

## 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2017, the Company had net capital of $96,364 which was $17,183 in excess of its required net capital of $79,181. The Company's ratio of aggregate indebtedness to net capital was 2.64 to 1.

The Company has been named defendant in a court action initiated on November 1, 2017 by a former client. The Company has denied the allegations and has retained legal representation. As of December 31, 2017 the matter has not been resolved. The Company does not believe that it has any potential liability in regard to this court action and therefore no accrual has been made in these financial statements. The Company recorded an increase to aggregate indebtedness on Schedule I for $66,667 at the instruction of FINRA.

### 4. Accounts receivable

Accounts receivable consists of commissions, the Company believes the entire amount is collectible and that no allowance is required as of December 31, 2017.

### 5. Concentrations

For the year ended December 31, 2017 43% of the Company's revenue was derived from one customer.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

### 6. Commitments

The Company has evaluated commitments and contingencies and has determined that no significant commitments and contingencies exist as of December 31, 2017 except as indicated in Note 3.

### 7. Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 – Valuations based on quoted prices in active markets for identical investments.

> Level 2 - Valuations based on (i) quoted prices in markets that are not active; ii) quoted prices for similar investments in active markets; and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

> Level 3 - Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors. These may include the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less

## 7. Fair Value (continued)

observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the financial assets measured at fair value on a recurring basis as of December 31, 2017:

| Description | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets: | | | |
| Securities owned: | | | |
| Warrants | | | $ 22 |

Changes in Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2017 were as follows:

| Description | Fair Value December 31, 2016 | Purchases | Sales | Realized Gain/(Loss) | Change in unreal Gain/(Loss) | Transfers | Fair Value December 31, 2017 |
|---|---|---|---|---|---|---|---|
| Assets: | | | | | | | |
| Securities owned: | | | | | | | |
| Warrants | $ 320 | - | - | $ 22 | ( $ 298 ) | - | $ 22 |

## 8. Related Party

The Company pays a related party through an expense sharing agreement for travel, rent, shared office costs, and payroll. The terms are one year from June 1, 2017. The amount paid on this agreement for 2017 was $534,552.